Exhibit 99.1

[This is an English translation of the original issued in Japanese]

[NOTE] Perpetuals.com Ltd. assumes no responsibility for this translation or for direct, indirect, or other forms of damages arising from the translation. This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

July 1, 2026

To shareholders

MR Building 3F, 5-7-11 Ueno, Taito-ku, Tokyo
Perpetuals.com Ltd. (the “Company”)
Representative Director Satoshi Kobayashi

Notice of the Eighth Ordinary General Meeting of Shareholders

We would like to take this opportunity to thank you for your continued support.

Notice is hereby given that the Eighth Ordinary General Meeting of Shareholders of the Company will be held as described below.

If you are unable to attend the meeting, you may exercise your voting rights in writing. Please review the reference documents for the Eighth Ordinary General Meeting of Shareholders described below, indicate your approval or disapproval of the proposal on the enclosed Voting Right Exercise Form, and return the form to us so that it reaches us by 6:00 p.m. on Thursday, July 23, 2026 (JST).

1.	Date and Time	Friday, July 24, 2026, 10:00 a.m. (JST) Reception starts at 9:30 a.m.

2.	Venue	MR Building 3F, 5-7-11 Ueno, Taito-ku, Tokyo Conference room of our head office

3.	Objectives Matters to be reported	Business Report for the Eighth Fiscal Year (From May 1, 2025 to April 30, 2026)
	Decisions	Approval of Financial Statements for the Eighth Fiscal Year (From May 1, 2025 to April 30, 2026)

End

If you plan to attend the meeting, please submit the enclosed Voting Right Exercise Form to the receptionist at the meeting.

In the event of any revision to the reference documents for the General Meeting of Shareholders, the Business Report or the Financial Statements, the revised items will be posted on the Company’s website (address: https://e-arly.works/).

Important Notice Regarding Japanese GAAP Financial Information

The financial results for the fiscal year ended April 30, 2026 presented in the following business report and the accompanying Japanese generally accepted accounting principles (“GAAP”) financial statements and related notes are prepared solely in accordance with Japanese GAAP on a non-consolidated basis, have not been reviewed or audited under either the standards of the Public Company Accounting Oversight Board (“PCAOB”) or U.S. generally accepted auditing standards (“GAAS”), and do not present all information necessary for an understanding of the Company’s results of operations for the fiscal year ended April 30, 2026. For the avoidance of any confusion, such financial results, financial statements and the related notes do not include the Company’s wholly owned subsidiary, Perpetual Markets Ltd.

Our U.S. GAAP results for the fiscal year ended April 30, 2026 remain subject to the completion of management’s reviews and reconciliations and/or adjustments under U.S. GAAP, the Company’s other financial closing procedures, and the audit by the Company’s independent auditor in accordance with the standards of the PCAOB, and may differ from the Japanese GAAP results for this period due to the completion of the Company’s financial closing procedures, the audit under the standards of the PCAOB, and other developments that may arise during the audit process.

The Company expects that its audited consolidated U.S. GAAP results for the fiscal year ended April 30, 2026, in addition to reflecting the consolidation of entities that is not reflected in the non-consolidated Japanese GAAP financial results, may differ from the Japanese GAAP results contained in the following business report and the accompanying Japanese GAAP financial statements and related notes.

The Japanese GAAP financial results included in the following business report have been prepared by and are the responsibility of the Company’s management. The Company’s independent U.S. auditor has not audited, reviewed, compiled, or performed any procedures with respect to the Japanese GAAP financial results presented in the following business report or the accompanying Japanese GAAP financial statements and related notes under either the standards of the PCAOB or U.S. GAAS. Accordingly, the Company’s independent U.S. auditor does not express an opinion or any other form of assurance with respect thereto.

The Company intends to file its Annual Report on Form 20-F containing the audited financial statements for the fiscal year ended April 30, 2026 prepared in accordance with U.S. GAAP by the filing deadline prescribed by the U.S. Securities and Exchange Commission, and such financial information for 2026 contained in the Annual Report, including the Company’s audited financial statements and related notes prepared in accordance with U.S. GAAP, may differ from the Japanese GAAP financial information disclosed in the following business report and the accompanying Japanese GAAP financial statements and related notes. As such, this Japanese GAAP financial information should not be viewed as a substitute for the Company’s audited annual financial statements and related notes prepared in accordance with U.S. GAAP and is not necessarily indicative of any future period. Accordingly, you should not place undue reliance on this Japanese GAAP information.

The discussion of financial results below is presented to our shareholders and holders of our American Depositary Shares (“ADSs”) solely for purposes of compliance with requirements under the Companies Act of Japan in connection with our eighth Ordinary General Meeting of Shareholders.

[This is an English translation of the original issued in Japanese]

[NOTE] Perpetuals.com Ltd. assumes no responsibility for this translation or for direct, indirect, or other forms of damages arising from the translation. This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Business Report

( May 1, 2025 to

April 30, 2026 )

1.	Current Status of the Company

(1)	Status of Business in the 2026 Fiscal Year

1)	Business Progress and Results

During the fiscal year under review, the Japanese economy continued to operate amid uncertainty in the external environment, including fluctuations in foreign exchange rates, persistently high raw material prices, and prolonged geopolitical risks. In the blockchain and Web3 fields in which the Company operates, while industry participants continued to explore practical use cases, enterprise customers became more cautious in making investment decisions, resulting in significant fluctuations in project unit prices and development scale during the year.

The Company continued to engage principally in the provision of system planning, development, consulting, and maintenance services centered on its proprietary blockchain infrastructure, Grid Ledger System (GLS), and advanced the development of related SDKs and the sophistication of its operational framework. For NTT DOCOMO, the Company continued to provide development support on a monthly basis for metaverse-related services, and NTT DOCOMO remained a major customer of the Company during the fiscal year under review. With respect to the initiative with POCKET RD, following the completion of the initial development phase of a large-scale development project in the previous fiscal year, the initiative transitioned during the fiscal year under review to a continuous maintenance and operational support phase. In addition, through collaboration with SCSK Corporation, the Company achieved the launch of a commercial application utilizing GLS, thereby continuing to accumulate examples of the social implementation of GLS.

As initiatives to strengthen its financial base and expand its business domains, the Company implemented the following important measures during the fiscal year under review.

On October 15, 2025, the Company completed the initial closing of a private placement financing in the aggregate amount of approximately US$5.0 million, thereby regaining compliance with the minimum shareholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1). Thereafter, on November 18, 2025, the Company completed an additional closing of the same private placement in the aggregate amount of approximately US$2.08 million. Through the pre-funded warrants and ordinary warrants issued in connection with such financing, the Company further strengthened its financial base for executing its future growth strategy.

In addition, pursuant to the agreement entered into on December 28, 2025, the Company acquired all issued shares of Perpetual Markets Ltd. on January 20, 2026, making it a wholly owned subsidiary. On the same date, the Company changed its trade name from Earlyworks Co., Ltd. to Perpetuals.com Ltd. As a result of this acquisition and name change, the Company group obtained a foundation for expanding its business, in addition to its blockchain solution business based on GLS, into trading products utilizing AI technology and the prediction market domain, and transitioned to a structure oriented toward global business development across the Americas, Europe, and Asia.

With respect to the strengthening of its organizational structure, the Company newly welcomed directors and a company auditor with extensive experience in finance, technology, and other fields, with the aim of enhancing its ability to respond to global business development and increasingly diverse customer needs, and established a foundation for its management and business execution systems.

As a result, for the fiscal year under review, net sales amounted to 245 million yen (compared with net sales of 438 million yen in the previous fiscal year), operating loss was 456 million yen (compared with operating loss of 252 million yen in the previous fiscal year), ordinary loss was 432 million yen (compared with ordinary loss of 243 million yen in the previous fiscal year), and net loss was 433 million yen (compared with net loss of 244 million yen in the previous fiscal year).

Sales by Business Segment

(Unit: Million Yen)

	Year 7 (April 2025) (2025 fiscal year)		Year 8 (April 2026) (2026 fiscal year)		Prior year comparison
Business Segment	Amount	Composition Ratio	Amount	Composition Ratio	Amount	% change
Blockchain Business	438	100%	245	100%	△193	△44.1%

2)	Status of Capital Expenditures

Not applicable.

3)	Status of Fundraising

On October 15, 2025, the Company completed the initial closing of a private placement financing in the aggregate amount of approximately US$5.0 million, and thereafter completed an additional closing of the same private placement in the aggregate amount of approximately US$2.08 million on November 18, 2025.

4)	Status of Business Transfer, Absorption-Type Demerger, or Incorporation-Type Demerger

Not applicable.

5)	Acquisition of Other Company’s Business

Not applicable.

6)	Succession to Rights and Obligations Relating to the Business of Other Corporations, etc., as a Result of Absorption-Type Merger or Absorption-Type Split

Not applicable.

7)	Acquisition or Disposal of Shares or Other Equity or Stock Options in Other Companies

On January 20, 2026, the Company acquired all issued shares of Perpetual Markets Ltd., a company engaged in the provision of fintech services utilizing blockchain and AI, thereby making it a wholly owned subsidiary.

(2)	Assets and Profit and Loss

	Year 5 (Fiscal year ended April 30, 2023)	Year 6 (Fiscal year ended April 30, 2024)	Year 7 (Fiscal year ended April 30, 2025)	Year 8 (Fiscal year ended April 30, 2026)
Sales (Million Yen)	41	179	438	245
Ordinary Loss (△) (Million Yen)	△594	△455	△243	△432
Net Loss (△) (Million Yen)	△585	△456	△244	△433
Net Loss per Share (△) (Yen)	△43.97	△31.54	△16.18	△24.77
Total Assets (Million Yen)	250	564	202	903
Net Assets (Million Yen)	9	336	92	801
Net Assets per Share (Yen)	0.03	21.69	6.10	23.67

(3)	Issues to be Addressed

1	Strengthening of Management and Internal Control Systems

Continuing from the previous fiscal year, the Company worked to strengthen its governance framework to support transparent and fair decision-making and sustainable growth. In particular, the Company promoted the establishment of internal systems and the development of an organizational foundation through the cultivation of compliance awareness and the continuous implementation of education and study sessions in each department. During the fiscal year under review, the Company also welcomed new directors and a company auditor with extensive experience in global management, finance, technology, and other fields, thereby promoting the diversification and sophistication of its management structure. At the same time, in addition to complying with the discipline required of a company listed on the Nasdaq market in the United States, the Company recognizes the need to further enhance its management, risk management, and compliance systems in order to respond to global business development, including through Perpetual Markets Ltd., which became a wholly owned subsidiary during the fiscal year under review. The Company considers it an urgent issue to continue developing internal control and governance functions for the group as a whole, while formalizing decision-making processes and revising operating rules, so as to build an effective system in preparation for future expansion of business scale.

2	Strengthening the Development System by Securing and Developing Human Resources

The Company group recognizes that securing and developing engineers responsible for development in blockchain technology and AI and financial technology fields, as well as specialized personnel in business and marketing fields who will drive business growth, continue to be important management issues. During the fiscal year under review, the Company recruited international talent and partially strengthened its development structure with a global perspective. However, medium- to long-term securing and development of human resources in line with the expansion of business domains remains an important issue. The Company will continue initiatives to improve employee retention and will continue to cultivate and acquire personnel with outstanding expertise and practical capabilities.

3	Strengthening the Business Promotion Structure

While maintaining a lean and highly skilled structure as its foundation, the Company continues to regard the construction of an organizational structure capable of responding to the expansion of business domains and increasingly diverse customer needs as an important management issue. During the fiscal year under review, the Company continued flexible recruitment activities regardless of employment form, including full-time employees and contractors, with the aim of securing personnel with planning and proposal capabilities. These efforts contributed to the strengthening of proposal capabilities and customer responsiveness. Going forward, the Company will strengthen its business promotion structure by integrating its development, planning, and sales functions, and will work to build an organization capable of providing sustainable value.

4	Challenges in Strengthening the IR Framework and Maximizing the Outcomes of R&D Investments

The Company recorded research and development expenses of 22,319 thousand yen in the fiscal year under review for the purpose of building a medium- to long-term revenue base to support future growth, and focused on securing technological advantages. At the same time, there remains room to improve and strengthen the investor relations framework for appropriately communicating the outcomes of these development activities, as well as the Company’s vision and business strategies, to investors in Japan and overseas. In particular, important issues going forward include improving the quality of English-language disclosures in light of disclosure requirements in the U.S. Nasdaq market, creating opportunities for ongoing dialogue with investors, and enhancing the frequency and content of information disclosure. The Company will seek to enhance corporate value through the strategic operation of IR activities.

(4)	Principal Business Activities (as of April 30, 2026)

Business Segment	Business Activities
Blockchain Business	Development of systems and design/provision of Web3 solutions utilizing our proprietary blockchain infrastructure, Grid Ledger System

(5)	Principal Offices and Plants (as of April 30, 2026)

Head Office	Taito-ku, Tokyo

(6)	Status of Employees (as of April 30, 2026)

Business Segment	Number of Employees	Change from the End of Previous Fiscal Year
Blockchain Business	4 employees	Decrease of 16 employees

As the Company Group operates in a single business segment, the Blockchain Business, segment information is not presented.

(7)	Principal Lenders (as of April 30, 2026)

Lender	Loan Amount
Kiraboshi Bank, Ltd.	19 million yen
The Shoko Chukin Bank, Ltd.	14 million yen

(8)	Other Important Matters Relating to the Current Status of the Company

Pursuant to a resolution of the Extraordinary General Meeting of Shareholders held on March 30, 2026, the Company amended part of its Articles of Incorporation and, as of the same date, transitioned from a company with a board of company auditors to a company with a company auditor. As a result of this change in governance structure, the Board of Company Auditors was abolished and the Company transitioned to an audit structure conducted by the Company Auditor.

2.	Shares (as of April 30, 2026)

(1) Total Number of Shares Authorized to be Issued	285,411,408 shares
(2) Total Number of Shares Issued	86,923,687 shares
Ordinary Shares	33,872,687 shares
Series P Shares	53,051,000 shares
(3) Number of Record Shareholders	38

(4)	Major Shareholders

Shareholding Status (Ordinary Shares Only)

Shareholder Name	Number of Shares Held	Shareholding Ratio
The Bank of New York Mellon	20,438,375	60.34%
Themis Capital LLC	4,000,000	11.81
Satoshi Kobayashi	3,938,510	11.63
Patrick Gruhn	1,294,860	3.82
Strategic Ep LLC	1,136,195	3.35
Lorem Ipsum RM UG	1,105,780	3.26
North York Ltd	551,470	1.63
One9 LLC	277,180	0.82
Panagiota Ziourti	236,750	0.70
Innovation Engine Co., Ltd.	175,952	0.52

Shareholding Status (Series P Shares Only)

Shareholder Name	Number of Shares Held	Shareholding Ratio
Patrick Gruhn	22,529,840	42.47%
Lorem Ipsum RM UG	19,239,955	36.27
One9 LLC	4,822,820	9.09
Panagiota Ziourti	4,119,315	7.76
Stephen Higham Stephens	1,169,535	2.20
RAIK LLC	1,169,535	2.20

(Note) At the Extraordinary General Meeting of Shareholders of the Company held on January 16, 2026, the following terms were established with respect to the Series P Shares:

1)	Any change to the total number of authorized Series P Shares requires a resolution of a class meeting of shareholders composed of holders of Series P Shares.

2)	The Company shall not pay dividends of surplus to holders of Series P Shares.

3)	Holders of Series P Shares shall have no voting rights at general meetings of shareholders.

4)	Upon the distribution of residual assets, the Company shall pay holders of Series P Shares, in priority to holders of Ordinary Shares, for each Series P Share, an amount obtained by dividing US$1 by the number of issued Series P Shares (excluding treasury shares); provided, however, that the foregoing shall not apply if otherwise resolved at a general meeting of shareholders.

5)	In accordance with applicable laws and regulations, holders of Series P Shares may demand that the Company acquire all or part of their Series P Shares in exchange for the delivery of one Ordinary Share for each Series P Share; provided, however, that such acquisition shall be subject to approval by a resolution of a general meeting of shareholders.

Shareholding Status

	Number of Shares Held
Shareholder Name	Ordinary Shares	Series P Shares	Total	Shareholding Ratio
Patrick Gruhn	1,294,860	22,529,840	23,824,700	27.41%
The Bank of New York Mellon	20,438,375	-	20,438,375	23.51
Lorem Ipsum RM UG	1,105,780	19,239,955	20,345,735	23.41
One9 LLC	277,180	4,822,820	5,100,000	5.87
Panagiota Ziourti	236,750	4,119,315	4,356,065	5.01
Themis Capital LLC	4,000,000	-	4,000,000	4.60
Satoshi Kobayashi	3,938,510	-	3,938,510	4.53
Stephen Higham Stephens	67,215	1,169,535	1,236,750	1.42
RAIK LLC	67,215	1,169,535	1,236,750	1.42
Strategic Ep LLC	1,136,195	-	1,136,195	1.31

(Note)

1.	The Bank of New York Mellon holds shares in the Company as a depositary bank for the purpose of issuing American Depositary Shares.

2.	On January 16, 2026, Article 6 of the Company’s Articles of Incorporation was amended, increasing the total number of shares authorized to be issued by 230,111,408 shares to 285,411,408 shares.

3.	The total number of shares issued increased as a result of the approval, at the Extraordinary General Meeting of Shareholders held on January 16, 2026, of the issuance of shares for subscription and class shares.

3.	Stock Options, etc.

(1)	Stock Options Granted as Compensation for the Execution of Duties Held by the Company’s Officers at the End of the Fiscal Year

Not applicable.

(2)	Stock Options Issued to Employees, etc. as Compensation for the Execution of Duties During the Fiscal Year

Not applicable.

(3)	Other Matters Related to Stock Options, etc.

Based on a resolution of the Board of Directors held on September 22, 2025, the Company issued the following stock options.

3rd Stock Options

Number of Stock Options	12,019,235

Class and Number of Shares to be Issued upon Exercise of Stock Options	Ordinary shares: 12,019,235 shares

Amount to be Paid upon Exercise of Stock Options	US$0.544 per stock option

Exercise Period	From October 10, 2025 to October 10, 2030

Increase in Capital Stock and Capital Reserve

1. The amount of capital stock to be increased in the event of the issuance of shares upon the exercise of these stock options shall be one-half of the maximum amount of increase in capital stock, etc. calculated in accordance with Article 17, Paragraph 1 of the Regulation on Corporate Accounting. Any fraction of less than one yen resulting from the calculation shall be rounded up.

2. The amount of capital reserve to be increased in the event of the issuance of shares upon the exercise of these stock options shall be the amount obtained by subtracting the amount of capital stock to be increased as set forth in 1. above from the maximum amount of increase in capital stock, etc. as set forth in 1. above.

Matters Concerning Transfer of Stock Options	None.

Conditions for Exercise of Stock Options	None.

4th Stock Options

Number of Stock Options	480,770

Class and Number of Shares to be Issued upon Exercise of Stock Options	Ordinary shares: 480,770 shares

Amount to be Paid upon Exercise of Stock Options	US$0.416 per stock option

Exercise Period	From October 10, 2025 to October 10, 2030

Increase in Capital Stock and Capital Reserve

1. The amount of capital stock to be increased in the event of the issuance of shares upon the exercise of these stock options shall be one-half of the maximum amount of increase in capital stock, etc. calculated in accordance with Article 17, Paragraph 1 of the Regulation on Corporate Accounting. Any fraction of less than one yen resulting from the calculation shall be rounded up.

2. The amount of capital reserve to be increased in the event of the issuance of shares upon the exercise of these stock options shall be the amount obtained by subtracting the amount of capital stock to be increased as set forth in 1. above from the maximum amount of increase in capital stock, etc. as set forth in 1. above.

Matters Concerning Transfer of Stock Options	None.

Conditions for Exercise of Stock Options	None.

Based on a resolution of the Board of Directors held on September 23, 2025, the Company issued the following stock options.

5th Stock Options

Number of Stock Options	12,019,235

Class and Number of Shares to be Issued upon Exercise of Stock Options	Ordinary shares: 12,019,235 shares

Issue Price Amount of Stock Options	US$0.359838511 per stock option

Amount to be Paid upon Exercise of Stock Options	US$0.0001 per stock option

Exercise Period	From the day after October 10, 2025 (unlimited duration)

Increase in Capital Stock and Capital Reserve

1. The amount of capital stock to be increased in the event of the issuance of shares upon the exercise of these stock options shall be one-half of the maximum amount of increase in capital stock, etc. calculated in accordance with Article 17, Paragraph 1 of the Regulation on Corporate Accounting. Any fraction of less than one yen resulting from the calculation shall be rounded up.

2. The amount of capital reserve to be increased in the event of the issuance of shares upon the exercise of these stock options shall be the amount obtained by subtracting the amount of capital stock to be increased as set forth in 1. above from the maximum amount of increase in capital stock, etc. as set forth in 1. above.

Matters Concerning Transfer of Stock Options	None.

Conditions for Exercise of Stock Options	None.

Based on a resolution of the Extraordinary General Meeting of Shareholders held on November 14, 2025, the Company issued the following stock options.

6th Stock Options

Number of Stock Options	5,000,000

Class and Number of Shares to be Issued upon Exercise of Stock Options	Ordinary shares: 5,000,000 shares

Issue Price Amount of Stock Options	US$0.416 per stock option

Amount to be Paid upon Exercise of Stock Options	US$0.0001 per stock option

Exercise Period	From November 15, 2025 (unlimited duration)

Increase in Capital Stock and Capital Reserve	1. The amount of capital stock to be increased in the event of the issuance of shares upon the exercise of these stock options shall be one-half of the maximum amount of increase in capital stock, etc. calculated in accordance with Article 17, Paragraph 1 of the Regulation on Corporate Accounting. Any fraction of less than one yen resulting from the calculation shall be rounded up.

2. The amount of capital reserve to be increased in the event of the issuance of shares upon the exercise of these stock options shall be the amount obtained by subtracting the amount of capital stock to be increased as set forth in 1. above from the maximum amount of increase in capital stock, etc. as set forth in 1. above.

Matters Concerning Transfer of Stock Options	None.

Conditions for Exercise of Stock Options	None.

7th Stock Options

Number of Stock Options	5,000,000

Class and Number of Shares to be Issued upon Exercise of Stock Options	Ordinary shares: 5,000,000 shares

Amount to be Paid upon Exercise of Stock Options	US$0.544 per stock option

Exercise Period	From November 15, 2025 (unlimited duration)

Increase in Capital Stock and Capital Reserve	1. The amount of capital stock to be increased in the event of the issuance of shares upon the exercise of these stock options shall be one-half of the maximum amount of increase in capital stock, etc. calculated in accordance with Article 17, Paragraph 1 of the Regulation on Corporate Accounting. Any fraction of less than one yen resulting from the calculation shall be rounded up.

2. The amount of capital reserve to be increased in the event of the issuance of shares upon the exercise of these stock options shall be the amount obtained by subtracting the amount of capital stock to be increased as set forth in 1. above from the maximum amount of increase in capital stock, etc. as set forth in 1. above.

Matters Concerning Transfer of Stock Options	None.

Conditions for Exercise of Stock Options	None.

8th Stock Options

Number of Stock Options	200,000

Class and Number of Shares to be Issued upon Exercise of Stock Options	Ordinary shares: 200,000 shares

Amount to be Paid upon Exercise of Stock Options	US$0.416 per stock option

Exercise Period	From November 14, 2025 to November 14, 2030

Increase in Capital Stock and Capital Reserve	1. The amount of capital stock to be increased in the event of the issuance of shares upon the exercise of these stock options shall be one-half of the maximum amount of increase in capital stock, etc. calculated in accordance with Article 17, Paragraph 1 of the Regulation on Corporate Accounting. Any fraction of less than one yen resulting from the calculation shall be rounded up.

2. The amount of capital reserve to be increased in the event of the issuance of shares upon the exercise of these stock options shall be the amount obtained by subtracting the amount of capital stock to be increased as set forth in 1. above from the maximum amount of increase in capital stock, etc. as set forth in 1. above.

Matters Concerning Transfer of Stock Options	None.

Conditions for Exercise of Stock Options	None.

Based on a resolution of the Extraordinary General Meeting of Shareholders held on January 16, 2026, the Company issued the following stock options.

9th Stock Options

Number of Stock Options	12,500,000

Class and Number of Shares to be Issued upon Exercise of Stock Options	Ordinary shares: 12,500,000 shares

Amount to be Paid upon Exercise of Stock Options	US$1 per stock option

Exercise Period	From January 20, 2026 to January 19, 2029

Increase in Capital Stock and Capital Reserve	1. The amount of capital stock to be increased in the event of the issuance of shares upon the exercise of these stock options shall be one-half of the maximum amount of increase in capital stock, etc. calculated in accordance with Article 17, Paragraph 1 of the Regulation on Corporate Accounting. Any fraction of less than one yen resulting from the calculation shall be rounded up.

2. The amount of capital reserve to be increased in the event of the issuance of shares upon the exercise of these stock options shall be the amount obtained by subtracting the amount of capital stock to be increased as set forth in 1. above from the maximum amount of increase in capital stock, etc. as set forth in 1. above.

Matters Concerning Transfer of Stock Options	None.

Conditions for Exercise of Stock Options	None.

4.	Corporate Officers

(1)	Directors and Company Auditor (as of April 30, 2026)

Position in the Company	Name	Responsibilities and Important Concurrent Positions
Representative Director	Satoshi Kobayashi	Co-CEO, Interim CFO

Representative Director	Patrick Gruhn	Co-CEO Important concurrent positions: Kephas Corporation - Chief Executive Officer / President Kephas Stiftung gemeinnützige GmbH - Chief Executive Officer

Director	Matthew Nicoletti	CSO Important concurrent positions: Vadar Management LLC - Chief Executive Officer One9 LLC - Managing Member Distinguished LLC - Chief Executive Officer / Managing Member

Position in the Company	Name	Responsibilities and Important Concurrent Positions
Director	Masahiro Tominaga	Important concurrent position: Representative Director, Dizzy Co., Ltd.

Director	Michael Hilmer	Important concurrent position: FUTR Corporation - Vice Chairman

Director	Brandon J. Williams	Important concurrent positions: Digital Assets DA AG - Co-Founder, Head of Global Business Development Cosima Capital LLC - Managing Director Laidlaw & Co. (UK) Ltd. - Senior Vice President

Director	Koichi Goto	Important concurrent positions: Full-time Company Auditor, Kakao Piccoma Corp. Part-time Company Auditor, Walklog Inc. Part-time Company Auditor, Polyuse Inc.

Full-time Company Auditor	Jason D. Sawyer

Important concurrent positions:

Access Alternative Group S.A. - General Manager

Entero Therapeutics, Inc. - Interim CEO, Board of Directors

Quantum BioPharma Ltd. - Head of Finance & M&A

Lixte Biotechnology Holdings, Inc. - Board of Directors, Chair of the Compensation

Committee, Member of the Audit Committee

FUTR Corporation - Board of Directors

Notes

1.	Directors Mr. Masahiro Tominaga, Mr. Michael Hilmer, Mr. Brandon J. Williams, and Mr. Koichi Goto are outside directors.

2.	Company Auditor Mr. Jason D. Sawyer is an outside company auditor.

3.	Company Auditor Mr. Jason D. Sawyer has extensive practical experience in financial supervision and corporate governance.

4.	Mr. Michael Hilmer and Mr. Jason D. Sawyer were appointed as Directors on November 14, 2025.

5.	Mr. Brandon J. Williams was appointed as Director on March 30, 2026.

6.	Director Mr. Koichi Goto resigned as Company Auditor on March 30, 2026 and was appointed as Director on the same date.

7.	Company Auditor Mr. Jason D. Sawyer resigned as Director on March 30, 2026 and was appointed as Company Auditor on the same date.

8.	Director Mr. Kiyomitsu Takayama resigned from his position on October 31, 2025. At the time of his resignation, he concurrently held the following important positions: Chairman, Pendo.io Japan K.K.; Senior Fellow, Josys Inc.; President, Asia-Pacific Region, DeepL G.K.; and Representative Director, Japan Digital Adoption Association.

9.	Director Mr. Hiroki Yamamoto resigned from his position on March 30, 2026.

10.	Company Auditor Mr. Shinpei Ogose resigned from his position on March 30, 2026. At the time of his resignation, he concurrently held the following important positions: Shinpei Ogose CPA Office; and Representative Director, Tokyo Global Consulting Inc.

11.	Company Auditor Mr. Masaaki Aono resigned from his position on March 30, 2026. At the time of his resignation, he concurrently held the following important positions: Partner Attorney, Cross Over Law Offices; and Outside Director (Audit and Supervisory Committee Member) (part-time), Halmek Holdings Inc.

(2)	Outline of the Contents of the Liability Limitation Agreement

The Company has entered into agreements with outside Directors Mr. Masahiro Tominaga, Mr. Michael Hilmer, Mr. Brandon J. Williams, and Mr. Koichi Goto, as well as outside Company Auditor Mr. Jason D. Sawyer, that limit their liability to the minimum liability amount stipulated in Article 425, Paragraph 1 of the Companies Act, provided that they act in good faith and without gross negligence in the performance of their duties.

The Company had also entered into similar liability limitation agreements with Director Mr. Kiyomitsu Takayama, who resigned as of October 31, 2025; Director Mr. Jason D. Sawyer, who resigned as of March 30, 2026; and Company Auditors Mr. Shinpei Ogose, Mr. Koichi Goto, and Mr. Masaaki Aono, who resigned as of March 30, 2026.

(3)	Summary of the Contents of the Indemnity Agreement, etc.

Pursuant to Article 430-2, Paragraph 1 of the Companies Act, the Company has entered into indemnification agreements with each of the Directors and Company Auditors listed in (1) above, under which the Company indemnifies them for the expenses specified in Item 1 of the same paragraph and the losses specified in Item 2 of the same paragraph, to the extent permitted by applicable laws and regulations.

The Company had also entered into similar indemnification agreements with Director Mr. Kiyomitsu Takayama, who resigned as of October 31, 2025; Director Mr. Jason D. Sawyer, who resigned as of March 30, 2026; and Company Auditors Mr. Shinpei Ogose, Mr. Koichi Goto, and Mr. Masaaki Aono, who resigned as of March 30, 2026.

(4)	Summary of Contents of Directors’ and Officers’ Liability Insurance Policy, etc.

The Company has maintained a directors’ and officers’ liability insurance policy with an insurance company as stipulated in Article 430-3, Paragraph 1 of the Companies Act. The insured persons under the policy are all directors and company auditors of the Company, and the insured persons do not bear the premiums. The policy provides indemnification for legal damages and dispute expenses in the event of a claim for damages arising out of acts (including omissions) performed by the insured in their capacity as such. Measures are taken to ensure that the appropriateness of the execution of duties by officers, etc. is not impaired, including setting a limit on the amount of compensation to be paid.

(5)	Remuneration for Directors and Company Auditors

1)	Total Amount of Remuneration, etc. for the Fiscal Year Under Review

Category	Total Amount of Remuneration, etc.	Total Amount of Remuneration, etc. by Type			Number of Eligible Officers
		Basic Remuneration	Performance-linked Compensation, etc.	Non-monetary Compensation, etc.
Directors (of which outside directors)	41 million yen (12 million yen)	41 million yen (12 million yen)	-	-	10 (6)
Company Auditors (of which outside company auditors)	8 million yen (8 million yen)	8 million yen (8 million yen)	-	-	4 (4)
Total (of which outside officers)	49 million yen (20 million yen)	49 million yen (20 million yen)	-	-	14 (10)

1.	The above includes three directors and three company auditors who retired during the fiscal year under review.

2.	The amount of remuneration for directors does not include salaries for directors who also serve as employees.

3.	The amount of monetary remuneration for directors was resolved to be within 180 million yen per year (of which, up to 30 million yen per year for outside directors) at the 2nd Ordinary General Meeting of Shareholders held on July 28, 2020 (excluding salaries for directors who also serve as employees). At the conclusion of that General Meeting of Shareholders, the number of directors was six (of which, one was an outside director).

4.	The amount of monetary remuneration for company auditors was resolved to be within 18 million yen per year at the 1st Ordinary General Meeting of Shareholders held on July 1, 2019. At the conclusion of that General Meeting of Shareholders, the number of company auditors was three.

5.	The Board of Directors has delegated to Representative Director and CEO Satoshi Kobayashi the authority to determine the amount of basic remuneration for each Director. The reason for this delegation is that the Board determined that the Representative Director and CEO is best positioned to evaluate each Director while taking into account the Company’s overall performance and other relevant factors.

6.	Separately from the remuneration described in 3 above, at the Extraordinary General Meeting of Shareholders held on January 16, 2026, the Company resolved to pay monetary annual bonuses to Directors for the purpose of providing incentives to enhance corporate value. The aggregate amount of such annual bonuses shall be capped at 10% of the Company’s consolidated net income as the overall maximum amount (bonus pool), and the individual amount of remuneration for each Director and the timing of payment shall be determined by the Board of Directors.

(6)	Matters Related to Outside Officers

1)	Status of Significant Concurrent Positions in Other Corporations, and Relationship Between the Company and Such Other Corporations

●	Director Mr. Masahiro Tominaga is the representative director of Dizzy Co., Ltd., but there is no special relationship between the Company and Dizzy Co., Ltd.

●	Director Mr. Michael Hilmer is Vice Chairman of FUTR Corporation, but there is no special relationship between the Company and FUTR Corporation.

●	Director Mr. Brandon J. Williams is Co-Founder and Head of Global Business Development of Digital Assets DA AG, Managing Director of Cosima Capital LLC, and Senior Vice President of Laidlaw & Co. (UK) Ltd., but there is no special relationship between the Company and these entities.

●	Director Mr. Koichi Goto is full-time company auditor of Kakao Piccoma Corp., part-time company auditor of Walklog Inc., and part-time company auditor of Polyuse Inc., but there is no special relationship between the Company and these entities.

●	Company Auditor Mr. Jason D. Sawyer is General Manager of Access Alternative Group S.A., Interim CEO and a member of the Board of Directors of Entero Therapeutics, Inc., Head of Finance & M&A of Quantum BioPharma Ltd., a member of the Board of Directors, Chair of the Compensation Committee and Member of the Audit Committee of Lixte Biotechnology Holdings, Inc., and a member of the Board of Directors of FUTR Corporation, but there is no special relationship between the Company and these entities.

2)	Major Activities During the Fiscal Year Under Review

Summary of Attendance and Statements Made, and Duties Performed with Respect to the Role Expected of an Outside Director
Director	Masahiro Tominaga	He attended 14 out of 15 meetings of the Board of Directors held during the fiscal year under review. At the Board of Directors meetings he attended, he made comments as appropriate from an overall management perspective based on his extensive experience and broad insight as a corporate manager.

Director	Kiyomitsu Takayama	He attended all 8 meetings of the Board of Directors held prior to his resignation during the fiscal year under review. At the Board of Directors meetings he attended, he made comments as appropriate from an overall management perspective based on his extensive experience and broad insight as a manager of a foreign-affiliated company.

Director	Michael Hilmer	He attended 5 out of 7 meetings of the Board of Directors held after his appointment during the fiscal year under review. At the Board of Directors meetings he attended, he made comments as appropriate from an overall management perspective based on his extensive experience and broad insight in the fields of fintech, digital transformation, and data monetization.

Director / Company Auditor	Jason D. Sawyer

During his term as director in the fiscal year under review, he attended all 6 meetings of the Board of Directors held during such term. At the Board of Directors meetings he attended, he made comments as appropriate based on his experience serving as a member of audit committees and as chair of compensation committees at other companies.

During his term as company auditor in the fiscal year under review, he attended all 1 meeting of the Board of Directors held during such term. At the Board of Directors meeting he attended, he made comments as appropriate based on his experience serving as a member of audit committees and as chair of compensation committees at other companies.

Director	Brandon J. Williams	He attended 1 meeting of the Board of Directors held after his appointment during the fiscal year under review. At the Board of Directors meeting he attended, he made comments as appropriate from a practical perspective based on his experience in IPOs and financial transactions, including strategic capital raising and the successful execution of international business alliances.

Company Auditor	Shinpei Ogose	He attended all 14 meetings of the Board of Directors and all 14 meetings of the Board of Company Auditors held prior to his resignation during the fiscal year under review. At the Board of Directors meetings and Board of Company Auditors meetings he attended, he made comments as appropriate, mainly from his professional perspective as a certified public accountant.

Company Auditor / Director	Koichi Goto

During his term as company auditor in the fiscal year under review, he attended all 15 meetings of the Board of Directors and all 14 meetings of the Board of Company Auditors held during such term. At the Board of Directors meetings and Board of Company Auditors meetings he attended, he made comments as appropriate, mainly with respect to finance and accounting, based on his extensive experience and knowledge.

During his term as director in the fiscal year under review, he attended all 1 meeting of the Board of Directors held during such term. At the Board of Directors meeting he attended, he made comments as appropriate, mainly with respect to finance and accounting, based on his extensive experience and knowledge.

Company Auditor	Masaaki Aono	He attended all 14 meetings of the Board of Directors and all 14 meetings of the Board of Company Auditors held prior to his resignation during the fiscal year under review. At the Board of Directors meetings and Board of Company Auditors meetings he attended, he made comments as appropriate, mainly from his professional perspective as an attorney-at-law.

5.	System to Ensure the Appropriateness of Business Operations and the Status of Operation of Such System

(1)	Systems to Ensure that the Execution of Duties by Directors and Employees Complies with Laws and Regulations and the Articles of Incorporation (Article 362, Paragraph 4, Item 6 of the Companies Act; Article 100, Paragraph 1, Item 4 of the Ordinance for Enforcement of the Companies Act)

1	Maintain a collection of corporate regulations (including the Articles of Incorporation) that are accessible to directors and employees at all times, and ensure that these regulations are a prerequisite for corporate activities.

2	Appoint outside directors to maintain and improve the supervisory function of the Board of Directors.

3	Conduct internal audits and audits by company auditors to confirm that the execution of duties is in compliance with laws and regulations and the Articles of Incorporation.

4	As a measure to ensure and raise awareness of compliance, the Company will hold training sessions for directors and employees on the basics of compliance and information management essential for business operations, and conduct ongoing education and dissemination activities.

5	The Company shall establish regulations to ensure the effectiveness of the internal reporting system and set up a contact point to receive reports and consultations regarding compliance violations and possible violations related to business execution.

(2)	System for the Storage and Management of Information Related to the Execution of Duties by Directors (Article 100, Paragraph 1, Item 1 of the Ordinance for Enforcement of the Companies Act)

1	Documents and other information related to the execution of duties shall be stored and managed in accordance with laws, regulations, and internal rules including the Document Management Rules. The storage and management system shall be reviewed as necessary.

2	The Company shall establish a storage and management system that enables directors and company auditors to immediately inspect the above documents and other items when necessary for the performance of their duties.

(3)	Regulations and Other Systems for Managing the Risk of Loss (Article 100, Paragraph 1, Item 2 of the Ordinance for Enforcement of the Companies Act)

1	Establish and implement compliance regulations and risk management committee regulations for the prevention of loss risks (hereinafter referred to as “risks”) and the handling of occurred risks, and provide education to employees.

2	Each executive director and executive officer in charge shall identify risks within their respective areas of responsibility, continuously monitor the situation, and regularly report to the Board of Directors.

3	Conduct internal audits by internal auditors and address any findings appropriately and promptly.

(4)	Systems to Ensure Efficient Execution of Duties by Directors (Article 100, Paragraph 1, Item 3 of the Ordinance for Enforcement of the Companies Act)

1	Establish and operate regulations related to the execution of duties, including job authority regulations.

2	Place an executive director or executive officer in charge in each organizational unit, who will execute duties with the designated authority and report the status of duty execution to the Board of Directors monthly.

3	Check the content of business execution among decision-makers at each level based on the approval regulations and ensure that a restraining function works during the execution phase.

4	The representative directors and executive directors hold meetings to share management conditions, understand the activity status of each organization, and improve the efficiency of their own business execution.

(5)	Systems to Ensure Proper Business Operations in the Company (Article 100, Paragraph 1, Item 5 of the Ordinance for Enforcement of the Companies Act)

1	Ensure that business execution complies with laws and regulations and the Articles of Incorporation, and establish internal regulations including organizational and job responsibility regulations to ensure propriety and efficiency in operations.

2	To ensure the conformity of the performance of duties by directors and employees, internal audits shall be conducted in accordance with the Internal Audit Regulations. In addition, the internal audit manager shall exchange information with company auditors and auditing firms as necessary, and conduct internal audits in an efficient manner.

(6)	Matters Related to Employees Requested by Company Auditors to Assist in Their Duties (Article 100, Paragraph 3, Item 1 of the Ordinance for Enforcement of the Companies Act)

1	At the request of the Company Auditor, the Board of Directors shall, upon consultation with the Company Auditor, appoint assistants to the Company Auditor to assist in audit duties.

(7)	Matters Related to the Independence of Assistants to Company Auditors from Directors (Article 100, Paragraph 3, Item 2 of the Ordinance for Enforcement of the Companies Act)

1	Assistants to company auditors shall assist in audit tasks under the direction and command of the Company Auditor.

2	The appointment, transfer, personnel evaluation, and discipline of assistants to company auditors shall be conducted with the consent of the Company Auditor to ensure independence from directors.

(8)	Matters Related to Ensuring the Effectiveness of Instructions to Assistants to Company Auditors (Article 100, Paragraph 3, Item 3 of the Ordinance for Enforcement of the Companies Act)

1	Directors and employees shall be thoroughly informed that assistants to company auditors follow the directions and commands of the Company Auditor.

(9)	Systems for Directors and Employees to Report to Company Auditors and to Ensure that They Are Not Treated Unfavorably for Making Such Reports (Article 100, Paragraph 3, Items 4 and 5 of the Ordinance for Enforcement of the Companies Act)

1	Directors and employees shall report to the Company Auditor upon request and shall also report significant matters such as the status of duty execution and facts that have a significant impact on management in a timely and appropriate manner directly to the Company Auditor or the Board of Company Auditors or through relevant departments, thereby sharing information with the Company Auditor.

2	Company auditors shall attend important meetings such as Board of Directors meetings and share information on agenda items.

3	Approval documents shall be made available for company auditors to view at any time, ensuring that the status of business execution is continuously shared.

4	In accordance with the internal reporting regulations, those who make the reports specified in the preceding three items shall not be treated unfavorably for making such reports.

(10)	Matters Related to the Policy for Handling Expenses and Other Costs Arising from the Execution of Duties by Company Auditors (Article 100, Paragraph 3, Item 6 of the Ordinance for Enforcement of the Companies Act)

1	When a company auditor makes a claim for expenses incurred in the execution of duties, the expenses shall be promptly processed for settlement unless it is determined that the expenses are not necessary for the execution of the company auditor’s duties.

(11)	Other Systems to Ensure that Audits by Company Auditors Are Conducted Effectively (Article 100, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act)

1	Company auditors shall attend Board of Directors meetings and establish a system to remain informed about the progress of business operations at all times.

2	Establish regular liaison meetings with internal auditors and accounting auditors to deepen cooperation and ensure effective auditing.

(12)	Systems to Ensure the Reliability of Financial Reporting (Article 24, Paragraph 4, Item 4 of the Financial Instruments and Exchange Act)

1	Position the establishment of internal control systems to ensure the reliability of financial reporting as one of the most important management issues and promote the reliability of financial reporting.

2	Build systems that enable internal controls to function effectively, manage and reduce the risk of false statements in financial reports, and prevent them in advance.

3	In order to ensure the reliability of financial reporting, an assessment team, with the internal auditor serving as the core, shall continuously assess the risks of business processes and report the assessment results to the President and Representative Director.

4	As necessary, establish and operate various regulations while considering compliance with relevant laws and regulations, such as the Financial Instruments and Exchange Act.

<Basic Policy and Status of Measures to Eliminate Anti-Social Forces>

The Company has adopted as its basic policy the elimination of any relationship with anti-social forces. The Company’s Anti-Social Forces Regulations provide that “under no circumstances shall the Company provide money or any other economic benefit to anti-social forces.”

The Company also works to prevent harm caused by anti-social forces by conducting internal training for employees to eliminate relationships with anti-social forces and by cooperating with external professional organizations such as attorneys. In addition, the Company is a member of the Federation for the Prevention of Special Violence, through which it collects information regarding anti-social forces and appropriate methods for responding to unjust demands, thereby striving to establish a system to prepare for contingencies.

<Overview of the Operation Status of Systems to Ensure Proper Business Operations>

Based on the Basic Policy on Internal Control Systems, the Company has implemented the following specific measures:

(1)	Status of Important Meetings Held

During the fiscal year under review, the Board of Directors met 15 times (and adopted resolutions in writing on 32 additional occasions), with sufficient deliberation on each agenda item and reports on the status of business execution by directors, leading to active exchanges of opinions.

(2)	Compliance and Risk Management Efforts

To ensure thorough compliance awareness, regular training is conducted, and company-wide education on information security and compliance was provided. The management department includes compliance with laws and regulations, the Articles of Incorporation, and internal regulations as audit items to confirm that the Company’s operations are being conducted properly. From a risk management perspective, an internal reporting system has been established to detect compliance violations. If compliance violations occur, countermeasures are formulated and company-wide alerts are issued.

(3)	Audit System of Company Auditors

During the fiscal year under review, the Board of Company Auditors met 14 times and conducted audits based on the audit plan established by the Board of Company Auditors. In addition to attending the 15 meetings of the Board of Directors held during the fiscal year under review, the full-time company auditor attended executive meetings to audit the directors’ business execution. To enhance audit effectiveness, the Board of Company Auditors exchanged information with the head of the management department and conducted interviews with the representative directors as necessary. In addition, the full-time company auditor and the head of the management department exchanged opinions regarding the methods and contents of internal audits.

Statutory Financial Statements Prepared in Accordance with Japanese GAAP

[Note] The statutory financial statements and related notes on the following pages have been prepared in accordance with Japanese GAAP. These results may differ in material respects from the Company’s audited consolidated financial results under U.S. GAAP that will be reported at a later date and included in the Company’s Annual Report on Form 20-F, which will be filed with the U.S. Securities and Exchange Commission and available at www.sec.gov. The attached financial statements and related notes are provided to the Company’s shareholders and ADS holders solely in accordance with requirements under the Companies Act of Japan in connection with the Ordinary General Meeting of Shareholders. See “Important Notice Regarding Japanese GAAP Financial Information” above.

Balance Sheet

(As of April 30, 2026)

			(Unit: Thousand Yen)
Account Item	Amount	Account Item	Amount
(Assets)		(Liabilities)
Current Assets	299,165	Current Liabilities	83,549
Cash and Deposits	24,517
Accounts Receivable	5,239	Long-term Loans Payable within One Year	15,204
Prepaid Expenses	5,322	Accounts Payable - Other	51,455
		Accrued Consumption Taxes	1,096
Accounts Receivable - Other	758	Accrued Corporate Taxes	950
Cryptocurrencies	270
Short-term Loans Receivable	263,032	Accrued Expenses	12,978
Accrued Refundable Corporate Taxes	7	Deposits Received	1,865
Deposits	16	Fixed Liabilities	18,655
Fixed Assets	604,804	Long-term Debt	18,655
Tangible Fixed Assets	183	Total Liabilities	102,204
Buildings	0	(Net Assets)
Tools, Furniture, and Fixtures	183	Shareholders’ Equity	608,259
Intangible Fixed Assets	22,260	Capital Stock	10,000
Software	22,260	Capital Surplus	2,317,091
Investments and Other Assets	582,360	Capital Reserve	576,885
Investments in Capital	10	Other Capital Surplus	1,740,205
Lease and Guarantee Deposits	35,230	Retained Earnings	△1,718,831
Shares of Subsidiaries and Associates	547,120	Other Retained Earnings	△1,718,831
		Retained Earnings Carried Forward	△1,718,831
		Stock Options	193,505
		Total Net Assets	801,765
Total Assets	903,969	Total Liabilities and Net Assets	903,969

Income Statement

( From May 1, 2025

To April 30, 2026 )

	(Unit: Thousand Yen)
Account Item	Amount
Sales		245,014
Cost of Sales		92,303
Gross Profit		152,711
Selling, General and Administrative Expenses		609,640
Operating Loss (△)		△456,929
Non-operating Income
Interest Income	47
Foreign Exchange Gain	25,190
Others	289	25,528
Non-operating Expenses
Interest Expenses	891
Others	220	1,111
Ordinary Loss (△)		△432,512
Loss before Income Taxes (△)		△432,512
Corporate, Inhabitant, and Business Taxes		950
Net Loss (△)		△433,462

Statement of Changes in Shareholders’ Equity

( From May 1, 2025

To April 30, 2026 )

								(Unit: Thousand Yen)
	Capital Stock	Capital Surplus			Retained Earnings		Total Shareholders’ Equity	Stock Options	Total Net Assets
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Retained Earnings Carried Forward	Total Retained Earnings
Beginning Balance	50,000	100,958	1,224,278	1,325,236	△1,285,369	△1,285,369	89,867	2,158	92,026
Changes during the Period
Issuance of New Shares	475,927	475,927		475,927			951,854		951,854
Reduction of Capital	△515,927		515,927	515,927			-		-
Net Loss for the Period					△433,462	△433,462	△433,462		△433,462
Net Changes in Items Other Than Shareholders’ Equity								191,346	191,346
Total Changes during the Period	△40,000	475,927	515,927	991,854	△433,462	△433,462	518,392	191,346	709,738
Ending Balance	10,000	576,885	1,740,205	2,317,091	△1,718,831	△1,718,831	608,259	193,505	801,765

Individual Notes

1.	Notes on Matters Related to Significant Accounting Policies

(1)	Depreciation Method for Fixed Assets

1)	Tangible Fixed Assets: Buildings and building fixtures are depreciated using the straight-line method, while tools, furniture, and fixtures are depreciated using the declining balance method. The main useful lives are as follows:

Buildings and building fixtures: 2 years

Tools, furniture, and fixtures: 2 to 4 years

2)	Intangible Fixed Assets: Amortized using the straight-line method. For internally used software, the straight-line method is applied based on an estimated useful life of five years, corresponding to the expected internal usage period.

(2)	Other Significant Matters for the Preparation of Financial Statements

Accounting for Consumption Taxes: The accounting treatment for consumption tax and local consumption tax is based on the tax-excluded method.

2.	Notes Related to the Balance Sheet

Accumulated Depreciation of Tangible Fixed Assets	15 million yen

3.	Notes to the Statement of Changes in Shareholders’ Equity

(1)	Types and Number of Issued Shares as of the End of the Fiscal Year

Ordinary Shares	33,872,687 shares
Series P Shares	53,051,000 shares

(2)	Class and Number of Shares to be Issued upon Exercise of Stock Options (excluding those for which the first day of the exercise period has not arrived) as of the End of the Fiscal Year

Ordinary Shares	3,281,640 shares

4.	Notes on Per Share Information

(1) Net Assets per Share	23.67 yen
(2) Net Loss per Share	△24.77 yen

Audit Report by the Company Auditor

Audit Report

I, the Company Auditor, have audited the execution of duties by the directors for the eighth fiscal year from May 1, 2025 to April 30, 2026. I hereby report the methods and results of the audit as follows:

1.	Methods and Content of Audit by the Company Auditor

The Company Auditor communicated with the directors and employees, endeavored to collect information and improve the audit environment, attended meetings of the Board of Directors and other important meetings, received reports from the directors and employees on the status of execution of their duties, requested explanations as necessary, reviewed important approval documents and other relevant materials, and investigated the status of operations and assets at the head office and principal business offices.

In addition, with respect to the contents of the resolutions of the Board of Directors concerning the establishment of the systems prescribed in Article 100, Paragraphs 1 and 3 of the Ordinance for Enforcement of the Companies Act as systems necessary to ensure that the execution of duties by the directors described in the business report complies with laws and regulations and the Articles of Incorporation, and the systems established pursuant to such resolutions (the “internal control system”), the Company Auditor received periodic reports from the directors and employees regarding the status of the establishment and operation thereof, requested explanations as necessary, and expressed opinions. With respect to the subsidiary, the Company Auditor communicated and exchanged information with the directors and company auditors of the subsidiary and received business reports from the subsidiary as necessary. Based on the above methods, the Company Auditor examined the business report and its supplementary schedules for the fiscal year under review.

Furthermore, the Company Auditor examined the accounting books and related documents, and reviewed the financial statements (balance sheet, income statement, statement of changes in shareholders’ equity, and individual notes) and their supplementary schedules for the fiscal year under review.

2.	Audit Results

(1)	Results of Audit of the Business Report, etc.

1.	The business report and its supplementary schedules are deemed to correctly present the Company’s status in accordance with laws and regulations and the Articles of Incorporation.

2.	No fraudulent acts or material facts violating laws and regulations or the Articles of Incorporation in relation to the execution of duties by the directors were recognized.

3.	The contents of the resolutions of the Board of Directors concerning the internal control system are deemed appropriate. In addition, no matters requiring comment were identified with respect to the statements in the business report concerning the internal control system or the execution of duties by the directors.

(2)	Results of Audit of the Financial Statements and Their Supplementary Schedules

The financial statements and their supplementary schedules are deemed to fairly present the Company’s assets and profit and loss in all material respects.

June 29, 2026

Company Auditor, Perpetuals.com Ltd.
Company Auditor Jason D. Sawyer [seal]

End

Reference Documents for the General Meeting of Shareholders

Decisions: Approval of Financial Statements for the Eighth Fiscal Year (From May 1, 2025 to April 30, 2026)

In accordance with Article 438, Paragraph 2 of the Companies Act, the Company requests your approval of the financial statements for the eighth fiscal year. The details of the proposal are as stated in the provided documents. The Board of Directors has determined that the financial statements for the eighth fiscal year accurately present the Company’s assets and profit and loss in accordance with laws and regulations and the Articles of Incorporation.

End